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                                                                      Exhibit 28


                                            November 16, 1998



Mr. Ronald Trahan
Ronald Trahan Associates, Inc.
2345 Washington Street
Newton Lower Falls, Massachusetts


Dear Ron:


         This is to acknowledge and confirm the following terms of our Consulting Agreement. We are very pleased to be a client of yours again.

         (1) You have been actively involved in providing public relations services for the Company.

         (2) It is understood and agreed that none of your services have been in connection with the offer or sale of any securities of the Company in a capital raising transactions.

         (3) Compensation

                  (a) The Company shall issue to you in consideration for providing public relations services from October 1, 1998 through December 31, 1998, a total of 50,000 shares of fully vested, nonassessable, free trading Common Stock of the Company. Upon the effective date of the registration statement described in Paragraph 3(b) below, the Company shall issue such stock to you. This issuance of the Company's stock shall be the only consideration that you are entitled to under this Consulting Agreement.

                  (b) Promptly after the date of this Consulting Agreement, the Company will cause a registration statement on Form S-8 to be filed with the Securities and Exchange Commission for the purpose of registering 50,000 shares of Common Stock of the Company issuable to you pursuant to Paragraph 3(a) above.



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         (4) In connection with the laws of the Commonwealth of Massachusetts, you hereby represent that you are a resident of the Commonwealth of Massachusetts and that you are a current security holder of the Company. In addition, this will confirm that no entity or individual will receive any commission or remuneration in connection with this transaction.

         (5) You hereby represent that you have obtained all licenses or registrations required in order to perform the services set forth in the Consulting Agreement. You also hereby represent that you are not prohibited from entering into this Consulting Agreement or from performing your obligations hereunder by any law, regulation, contract, decree, order or agreement.

         (6) You and the Company hereby acknowledge that you are an independent contractor. You shall not hold yourself out as, nor shall you take any action from which others might infer, that you are a partner, agent or joint venturer of the Company.

         (7) This Consulting Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the parties. This Consulting Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all parties.

         (8) This Consulting Agreement shall be governed by the laws of the Commonwealth of Pennsylvania. Any dispute arising out of this Consulting Agreement shall be adjudicated in the courts of the Commonwealth of Pennsylvania or in the federal courts located within the Commonwealth of Pennsylvania.

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         Please indicate your acceptance of the terms of this Consulting
Agreement by signing and dating below where indicated and returning it to me.


                                          USA TECHNOLOGIES, INC.



                                      By: /s/ George R. Jensen, Jr.
                                          -------------------------------------
                                          George R. Jensen, Jr.
                                          President and Chief Executive Officer


ACCEPTED:


/s/ Ronald Trahan
-------------------------
Ronald Trahan